Mail Stop 3561

October 30, 2009

John N. Pesarsick
Chief Financial Officer
Portec Rail Products, Inc.
900 Old Freeport Road,
Pittsburgh, Pennsylvania 15238-8250

        Re: Portec Rail Products, Inc.
        File No. 000-50543
        Form 10-K: For the Year ended December 31, 2008

Dear Mr. Pesarsick:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Lyn Shenk
        Branch Chief